FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For April 2009

Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

1ST QUARTER 2009 UNAUDITED RESULTS
•	Royal Dutch Shell’s first quarter 2009 earnings, on a current cost of supplies (CCS) basis, were $3.3 billion compared to $7.8 billion a year ago. Basic CCS earnings per share decreased by 57% versus the same quarter a year ago.

•	Cash flow from operating activities for the first quarter 2009 was $7.6 billion. Net capital investment for the quarter was $6.9 billion. Total cash returned to shareholders in the form of dividends was $2.4 billion.

•	A first quarter 2009 dividend has been announced of $0.42 per share, an increase of 5% over the US dollar dividend for the same period in 2008.
Royal Dutch Shell Chief Executive Jeroen van der Veer commented:
“First quarter 2009 performance was affected by the weaker global economy, with a challenging Upstream and Downstream business environment. As we announced previously, our dividend for first quarter 2009 will be $0.42 per share, an increase of 5%. We continue to make significant investments in the company for future profitability. Industry conditions remain challenging, and our focus is on capital discipline and costs. We are taking a prudent approach to this downturn, focused on sustaining a strong position in the energy landscape. Shell people, operational excellence, good investments and technology are our cornerstones for the future.”

SUMMARY UNAUDITED RESULTS

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Income attributable to shareholders	3,488	(2,810)	9,083	-62
Less: Estimated CCS adjustment for Oil Products and Chemicals (see Note 2)	191	(7,595)	1,307
CCS earnings	3,297	4,785	7,776	-58
Basic earnings per share ($)	0.57	(0.44)	1.47	-61
Less: Estimated CCS adjustment per share ($)	0.03	(1.22)	0.21
Basic CCS earnings per share ($)	0.54	0.78	1.26	-57
Dividend per ordinary share ($)	0.42	0.40	0.40	+5

[1]	Q1 on Q1 change

The information in these quarterly financial reports reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Registered Office: England, Company No. 4366849, Shell Centre, London, SE1 7NA, UK

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KEY FEATURES OF THE FIRST QUARTER 2009
•	First quarter 2009 CCS earnings were $3,297 million, 58% lower than in the same quarter a year ago.

•	First quarter 2009 reported earnings were $3,488 million compared to earnings of $9,083 million in the same quarter a year ago.

•	Basic CCS earnings per share decreased by 57% versus the same quarter a year ago.

•	Total cash returned to shareholders in the form of dividends in the first quarter 2009 was $2.4 billion.

•	Cash flow from operating activities, excluding net working capital movements, was $7.9 billion compared to $14.1 billion for the same quarter last year. Including net working capital movements, cash flow from operating activities was $7.6 billion compared to $16.9 billion for the same quarter last year.

•	Capital investment for the first quarter 2009 was $7.1 billion. Net capital investment (capital investment, less divestment proceeds) for the first quarter 2009 was $6.9 billion.

•	Return on average capital employed (ROACE), on a reported income basis (see Note 3), was 14.1%.

•	Gearing was 6.6% at the end of the first quarter 2009 versus 1.9% at the end of the first quarter 2008.

•	Upstream oil and gas volumes were impacted by ongoing security challenges in Nigeria, OPEC quota restrictions and weakening industrial demand for natural gas. Refinery intake and marketing and chemicals sales volumes were impacted by the weak economic environment across all regions.

•	Oil and gas production, including oil sands production, for the first quarter 2009 was 3,396 thousand barrels of oil equivalent per day (boe/d). Excluding the impact of divestments, production sharing contracts (PSC) pricing effects, OPEC quota restrictions and impacts from the security situation in Nigeria, production was broadly similar to the same quarter last year.

•	Liquefied Natural Gas (LNG) sales volumes of 3.06 million tonnes were 13% lower than in the same quarter a year ago. Excluding the impacts from the security situation in Nigeria, LNG sales volumes were broadly similar compared to the same quarter last year.

•	Oil Products marketing sales volumes were 6% lower than in the first quarter 2008. Excluding the impact of divestments, marketing sales volumes decreased by 3%. Chemical product sales volumes in the first quarter 2009 decreased by 21% compared to the first quarter 2008.

•	Oil Products refinery availability was in line with the first quarter 2008 at 92%. Chemicals manufacturing plant availability was 92%, 3% lower than in the first quarter 2008. Oil Sands upgrader availability was 96% compared to 94% in the same quarter last year.
SUMMARY UNAUDITED RESULTS

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Exploration & Production	1,697	3,710	5,143
Gas & Power	514	981	948
Oil Sands	(42)	(30)	249
Oil Products (CCS basis)	1,092	582	1,194
Chemicals (CCS basis)	(74)	(19)	201
Corporate	133	(373)	146
Minority interest	(23)	(66)	(105)
CCS earnings	3,297	4,785	7,776	-58

[1]	Q1 on Q1 change

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SUMMARY OF IDENTIFIED ITEMS
Earnings in the first quarter 2009 reflected the following items, which in aggregate amounted to a net gain of $337 million (compared to a net charge of $77 million in the first quarter 2008), as summarised in the table below:
•	Exploration & Production earnings included a net gain of $345 million, reflecting gains from divestments of $65 million, tax credits of $235 million and a gain of $96 million related to the mark-to-market valuation of certain UK gas contracts, which were partly offset by a charge related to a pension adjustment for inflation in the USA of $51 million. Earnings for the first quarter 2008 included a net charge of $66 million.

•	Gas & Power earnings included a charge of $15 million related to a pension adjustment for inflation in the USA of $14 million and a charge of $1 million related to the mark-to-market valuation of certain gas contracts. Earnings for the first quarter 2008 included a charge of $11 million.

•	Oil Products earnings included a charge of $136 million, reflecting a pension adjustment for inflation in the USA of $80 million and tax charges of $56 million.

•	Chemicals earnings included a charge of $19 million related to a pension adjustment for inflation in the USA.

•	Corporate earnings included a gain of $162 million related to tax credits.
SUMMARY OF IDENTIFIED ITEMS

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008
Segment earnings impact of identified items:
Exploration & Production	345	1,303	(66)
Gas & Power	(15)	(55)	(11)
Oil Sands	—	—	—
Oil Products (CCS basis)	(136)	(233)	—
Chemicals (CCS basis)	(19)	(22)	—
Corporate	162	(96)	—
Minority interest	—	—	—
CCS earnings impact	337	897	(77)
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by business segment’ on page 4 and onwards.
Retirement benefit accounting effects
Retirement plans are provided for employees of all major subsidiaries. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged.
As detailed in Shell’s 2008 Annual Report and Form 20-F, the sharp downturn in financial markets in 2008 resulted in a reduction in plan asset values held for retirement benefits. This in turn reduces the expected return on plan assets in the following year, according to IFRS accounting rules. This will result in approximately $1.1 billion (post-tax) of non-cash charges in the 2009 full-year Statement of Income, which will be allocated to the business segments and divided equally in each quarter. This compares to $0.6 billion (post-tax) of non-cash gains in the full year 2008 Statement of Income.

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EARNINGS BY BUSINESS SEGMENT
EXPLORATION & PRODUCTION

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Segment earnings	1,697	3,710	5,143	-67
Crude oil production (thousand b/d)	1,639	1,693	1,756	-7
Natural gas production available for sale (million scf/d)	9,751	9,531	9,755	—
Barrels of oil equivalent (thousand boe/d) [2]	3,321	3,336	3,438	-3

[1]	Q1 on Q1 change

[2]	Excludes oil sands bitumen production
First quarter Exploration & Production segment earnings were $1,697 million compared to $5,143 million a year ago. Earnings included a net gain of $345 million related to identified items, compared to a net charge of $66 million in the first quarter 2008 (see page 3 for details).
Earnings compared to the first quarter 2008 reflected the impact of lower oil and gas prices on revenues, lower oil production volumes, higher exploration expenses, mainly related to on going amortisation of leasehold license costs, and non-cash pension charges, which were partly offset by lower royalty expenses.
Global liquids realisations were 54% lower than in the first quarter 2008. Global gas realisations were 15% lower than a year ago. Outside the USA, gas realisations decreased by 2% whereas in the USA gas realisations decreased by 50%.
First quarter 2009 production (excluding oil sands bitumen production) was 3,321 thousand barrels of oil equivalent per day (boe/d) compared to 3,438 thousand boe/d a year ago. Crude oil production was down 7% and natural gas production was in line with the first quarter 2008.
Underlying production, compared to the first quarter 2008, increased by some 200 thousand boe/d from new fields start-ups and the continuing ramp-up of fields started up in recent years, more than offsetting field declines.
First quarter portfolio developments
In Russia, the Sakhalin II project (Shell share 27.5%) delivered first gas production from the Lunskoye A platform and also commenced LNG exports. The Sakhalin II project is expected to deliver 395 thousand boe/d of peak production (100% basis) after full ramp-up.
In the USA, the final investment decision (FID) was taken on the Caesar Tonga project (Shell share 22.4%), with estimated peak production of 40 thousand boe/d (100% basis).
Also in the USA, Shell was the apparent highest bidder on 39 of 54 blocks in Lease Sale 208 in the Gulf of Mexico.
In Guyana, Shell acquired a 25% interest in the Stabroek exploration licence covering an area of some 47 thousand km2.
In Abu Dhabi, Shell signed an agreement with Abu Dhabi National Oil Company (ADNOC) to extend the GASCO Joint Venture for a further twenty years. GASCO’s operations are mainly focused on gas processing and natural gas liquid (NGL) extraction.

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GAS & POWER

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Segment earnings	514	981	948	-46
LNG sales volumes (million tonnes)	3.06	3.36	3.51	-13

[1]	Q1 on Q1 change
First quarter Gas & Power segment earnings were $514 million compared to $948 million a year ago. Earnings included a charge of $15 million related to identified items, compared to a charge of $11 million in the first quarter 2008 (see page 3 for details).
Earnings compared to the first quarter 2008 mainly reflected lower LNG earnings, reduced gas-to-liquids product prices, lower natural gas and power trading contributions and non-cash pension charges.
LNG earnings were lower than in the same quarter last year reflecting lower LNG sales volumes and the impact of lower oil prices on LNG revenues. In addition, lower dividends were received from an LNG joint venture due to payment timing differences. These were partly offset by higher income from LNG cargo diversion opportunities and the benefit of recent sales contract renegotiations.
LNG sales volumes of 3.06 million tonnes were 13% lower than in the same quarter a year ago. Compared to the first quarter 2008, volumes increased following the start-up of Train 5 at the North West Shelf project and the start-up of the Sakhalin II LNG production. This growth was more than offset by lower volumes from Nigeria LNG due to natural gas supply disruptions. Excluding the impacts from the security situation in Nigeria, LNG sales volumes were broadly similar compared to the same quarter last year.
Natural gas and power marketing and trading earnings were lower than in the same quarter a year ago, reflecting increased contributions from Europe, which were more than offset by reduced earnings in North America.
First quarter portfolio developments
In Russia, following the start-up of LNG production, the first LNG cargo was lifted from the Sakhalin II project (Shell share 27.5%), which will have an LNG capacity of 9.6 million tonnes per annum (100% basis) after full ramp-up.

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OIL SANDS

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Segment earnings	(42)	(30)	249	—
Bitumen production (thousand b/d)	75	79	84	-11
Sales volumes (thousand b/d)	110	112	144	-24
Upgrader availability (%)	96	87	94

[1]	Q1 on Q1 change
First quarter Oil Sands segment results were a loss of $42 million compared to earnings of $249 million in the same quarter last year.
Earnings compared to the first quarter 2008 reflected the impact of lower oil prices on revenues, higher operating costs, higher royalty expenses and non-cash pension charges, which were partly offset by higher underlying production volumes.
Bitumen production compared to the same quarter last year decreased by 11%. Bitumen production, excluding the one-off effect of the royalty revision in the first quarter 2008, resulted in an increase of the underlying production of 4%. Upgrader availability was 96% compared to 94% in the same quarter last year.
OIL PRODUCTS

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Segment earnings	1,396	(6,416)	2,367
Less: Estimated CCS adjustment (see note 2)	304	(6,998)	1,173
Segment CCS earnings	1,092	582	1,194	-9
Total Oil Products sales (thousand b/d)	6,029	6,400	6,831	-12
Refinery intake (thousand b/d)	3,153	3,125	3,694	-15
Refinery availability (%)	92	90	92

[1]	Q1 on Q1 change
First quarter Oil Products segment earnings were $1,396 million compared to $2,367 million for the same period last year.
First quarter Oil Products CCS segment earnings were $1,092 million compared to $1,194 million in the first quarter 2008. Earnings included a charge of $136 million related to identified items (see page 3 for details).
CCS earnings compared to the first quarter 2008 reflected increased marketing earnings, lower refining earnings and non-cash pension charges.
Marketing earnings compared to the same period a year ago reflected lower oil products marketing sales volumes, as a consequence of a worldwide decline in demand, and lower retail and lubricants earnings, which were more than offset by higher trading and B2B contributions.
Oil products (marketing and trading) sales volumes decreased by 12% compared to the same quarter last year mainly as a result of reduced global demand. Marketing sales volumes were 6% lower than in the first quarter 2008. Excluding the impact of divestments, marketing sales volumes decreased by 3%.

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Refining earnings compared to the first quarter 2008 reflected lower realised refining margins and lower refinery intake volumes, which were partly offset by lower operating costs.
Industry refining margins compared to the same quarter a year ago were higher in the Asia-Pacific region and the US West Coast and lower in Europe and the US Gulf Coast.
Refining intake volumes decreased by 15% compared to the same quarter last year. Excluding the impact of divestments, intake volumes decreased by 7% mainly as a result of weaker market conditions. Refinery availability was in line with the first quarter of 2008 at 92%.
CHEMICALS

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Segment earnings	(182)	(831)	348
Less: Estimated CCS adjustment (see note 2)	(108)	(812)	147
Segment CCS earnings	(74)	(19)	201	—
Sales volumes (thousand tonnes)	4,294	4,483	5,459	-21
Manufacturing plant availability (%)	92	93	95

[1]	Q1 on Q1 change
First quarter Chemicals segment results were a loss of $182 million compared to earnings of $348 million for the same period last year.
First quarter Chemicals CCS segment results were a loss of $74 million compared to earnings of $201 million in the same quarter last year. Earnings included a charge of $19 million related to an identified item (see page 3 for details).
CCS earnings compared to the first quarter 2008 reflected lower sales volumes, lower realised margins, lower income from equity-accounted investments and higher operating costs primarily due to non-cash pension charges.
Sales volumes decreased by 21% compared to the first quarter 2008, mainly as a result of reduced global demand.
Chemicals manufacturing plant availability was 92%, 3% lower than in the first quarter 2008. The reduced global demand for chemicals products has significantly impacted the chemicals manufacturing plant utilisation rate, which dropped to 64% from 86% in the first quarter 2008.
CORPORATE

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Segment earnings	133	(373)	146	-9

[1]	Q1 on Q1 change
First quarter Corporate segment earnings were $133 million compared to $146 million for the same period last year. Earnings included a gain of $162 million related to an identified item (see page 3 for details). Currency exchange losses in the first quarter 2009 were $46 million compared to losses of $62 million in the first quarter 2008.
Earnings, when compared to the first quarter 2008, reflected lower interest income and higher shareholder and other costs, which were partly offset by increased tax credits and reduced currency exchange rate losses.

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PRICE AND MARGIN INFORMATION
OIL & GAS

	Quarters
	Q1 2009	Q4 2008	Q1 2008
Realised oil prices — Exploration & Production (period average)		$/bbl
WOUSA	42.88	58.40	90.40
USA	37.81	52.32	92.55
Global	42.16	57.60	90.72

Realised oil prices — Oil Sands (period average)		$/bbl
Canada	37.94	47.26	85.08

Realised gas prices (period average)		$/thousand scf
Europe	9.44	10.58	9.00
WOUSA (including Europe)	5.75	6.89	5.85
USA	4.80	6.37	9.52
Global	5.57	6.80	6.52

Oil and gas marker industry prices (period average)
Brent ($/bbl)	44.46	55.48	96.66
WTI ($/bbl)	43.20	59.13	97.86
Edmonton Par ($/bbl)	40.25	52.83	97.91
Henry Hub ($/MMBtu)	4.61	6.38	8.55
UK National Balancing Point (pence/therm)	46.90	57.03	53.05
Japanese Crude Cocktail — JCC ($/bbl)[1]	43.17	77.04	93.16
REFINING & CRACKER INDUSTRY MARGINS2

	Quarters
	Q1 2009	Q4 2008	Q1 2008
Refining marker industry gross margins (period average)		$/bbl
ANS US West Coast coking margin	10.65	8.50	8.75
WTS US Gulf Coast coking margin	7.90	4.05	8.70
Rotterdam Brent complex	3.00	5.55	3.55
Singapore 80/20 Arab light/Tapis complex	2.85	4.45	1.80
Cracker industry margins (period average)		$/tonne
US Ethane	367.00	490.00	359.00
Western Europe naphtha	113.00	1,448.00	433.00
North East Asia naphtha	(67.00)	(29.00)	8.00

[1]	JCC prices for the first quarter 2009 are based on available market data up to the end of January 2009. Prices for this period will be updated when full market data are available.

[2]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information at the end of the quarter.

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OIL & GAS — OPERATIONAL DATA

	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Crude oil production		thousand b/d
Europe	361	361	416
Africa	274	293	322
Asia Pacific	207	218	208
Middle East, Russia, CIS	455	480	428
USA	275	264	301
Other Americas	67	77	81
Total crude oil production excluding oil sands	1,639	1,693	1,756	-7
Bitumen production — oil sands	75	79	84
Total crude oil production including oil sands	1,714	1,772	1,840	-7

Natural gas production available for sale		million scf/d2

Europe	4,762	4,450	4,894
Africa	253	448	619
Asia Pacific	2,708	2,718	2,438
Middle East, Russia, CIS	340	257	232
USA	1,110	1,071	1,105
Other Americas	578	587	467
	9,751	9,531	9,755	—

Total production in barrels of oil equivalent		thousand boe/d3

Europe	1,182	1,128	1,260
Africa	318	370	429
Asia Pacific	674	687	628
Middle East, Russia, CIS	514	524	468
USA	466	449	492
Other Americas	167	178	161
Total production excluding oil sands	3,321	3,336	3,438	-3
Bitumen production — oil sands	75	79	84
Total production including oil sands	3,396	3,415	3,522	-4

[1]	Q1 on Q1 change

[2]	scf/d = standard cubic feet per day; 1 scf = 0.0283 cubic metre

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

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OIL PRODUCTS AND CHEMICALS — OPERATIONAL DATA

	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Refinery processing intake		thousand b/d
Europe	1,357	1,227	1,741
Africa, Asia, Australia/Oceania	644	746	756
USA	794	808	845
Other Americas	358	344	352
	3,153	3,125	3,694	-15

Oil sales
Gasolines	1,957	2,025	2,083
Kerosenes	718	728	814
Gas/diesel oils	2,046	2,225	2,337
Fuel oil	620	732	839
Other products	688	690	758

Total oil products *	6,029	6,400	6,831	-12

*Comprising:
Europe	1,645	1,791	1,959
Africa, Asia, Australia/Oceania	1,229	1,245	1,245
USA	1,335	1,409	1,396
Other Americas	682	698	755
Export sales	1,138	1,257	1,476

Chemical sales volumes by main product category [2]**		thousand tonnes
Base chemicals	2,419	2,584	3,119
First-line derivatives	1,874	1,897	2,338
Other	1	2	2
	4,294	4,483	5,459	-21

**Comprising:
Europe	1,782	1,882	2,289
Africa, Asia, Australia/Oceania	1,123	1,179	1,228
USA	1,321	1,306	1,784
Other Americas	68	116	158

[1]	Q1 on Q1 change

[2]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

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NOTE
All amounts shown throughout this Report are unaudited.
Second quarter 2009 results are expected to be announced on July 30, 2009 and third quarter results are expected to be announced on October 29, 2009.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, April 29, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
April 29, 2009

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APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
SUMMARISED STATEMENT OF INCOME (SEE NOTE 1)

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Revenue[2]	58,222	81,073	114,302
Cost of sales	49,245	76,349	96,780
Gross profit	8,977	4,724	17,522	-49

Selling, distribution and administrative expenses	3,693	4,476	3,969
Exploration	496	778	325
Share of profit of equity-accounted investments	928	350	2,425
Net finance costs and other (income)/expense	(18)	290	(53)
Income before taxation	5,734	(470)	15,706	-63

Taxation	2,218	2,489	6,505
Income for the period	3,516	(2,959)	9,201	-62

Income attributable to minority interest	28	(149)	118
Income attributable to Royal Dutch Shell plc shareholders	3,488	(2,810)	9,083	-62

[1]	Q1 on Q1 change

[2]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $17,555 million in Q1 2009, $20,413 million in Q4 2008, and $22,920 million in Q1 2008.
BASIC EARNINGS PER SHARE (SEE NOTES 1, 2 AND 6)

	Quarters
	Q1 2009	Q4 2008	Q1 2008
Earnings per share ($)	0.57	(0.44)	1.47
CCS earnings per share ($)	0.54	0.78	1.26
DILUTED EARNINGS PER SHARE (SEE NOTES 1, 2 AND 6)

	Quarters
	Q1 2009	Q4 2008	Q1 2008
Earnings per share ($)	0.57	(0.44)	1.46
CCS earnings per share ($)	0.54	0.78	1.25

Royal Dutch Shell plc     13

EARNINGS BY BUSINESS SEGMENT (SEE NOTES 2 AND 4)

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008%[1]
Exploration & Production:
- World outside USA	1,753	3,477	3,540	-50
- USA	(56)	233	1,603	—
	1,697	3,710	5,143	-67

Gas & Power:
- World outside USA	601	956	933	-36
- USA	(87)	25	15	—
	514	981	948	-46

Oil Sands:	(42)	(30)	249	—

Oil Products (CCS basis):
- World outside USA	1,036	1,375	978	+6
- USA	56	(793)	216	-74
	1,092	582	1,194	-9

Chemicals (CCS basis):
- World outside USA	109	115	304	-64
- USA	(183)	(134)	(103)	-78
	(74)	(19)	201	—

Total operating segments	3,187	5,224	7,735	-59

Corporate:
- Interest and investment income/(expense)	21	(41)	110
- Currency exchange gains/(losses)	(46)	(351)	(62)
- Other — including taxation	158	19	98
	133	(373)	146

Minority interest	(23)	(66)	(105)
CCS earnings	3,297	4,785	7,776	-58

Estimated CCS adjustment for Oil Products and Chemicals	191	(7,595)	1,307
Income attributable to Royal Dutch Shell plc shareholders	3,488	(2,810)	9,083	-62

[1]	Q1 on Q1 change

Royal Dutch Shell plc     14

SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 5)

	$ million
	Mar 31, 2009	Dec 31, 2008	Mar 31, 2008
Assets
Non-current assets:
Intangible assets	4,961	5,021	5,282
Property, plant and equipment	113,255	112,038	105,806
Investments:
- equity-accounted investments	28,516	28,327	31,198
- financial assets	4,092	4,065	3,333
Deferred tax	3,464	3,418	3,409
Pre-paid pension costs	5,575	6,198	5,878
Other	6,976	6,764	6,406
	166,839	165,831	161,312

Current assets:
Inventories	21,404	19,342	32,184
Accounts receivable	77,116	82,040	87,507
Cash and cash equivalents	15,961	15,188	14,417
	114,481	116,570	134,108

Total assets	281,320	282,401	295,420

Liabilities
Non-current liabilities:
Debt	18,341	13,772	11,378
Deferred tax	12,778	12,518	13,473
Retirement benefit obligations	5,463	5,469	6,304
Other provisions	12,444	12,570	14,016
Other	3,642	3,677	4,189
	52,668	48,006	49,360

Current liabilities:
Debt	6,693	9,497	5,684
Accounts payable and accrued liabilities	81,554	85,091	89,531
Taxes payable	9,849	8,107	14,412
Retirement benefit obligations	386	383	455
Other provisions	2,229	2,451	2,815
	100,711	105,529	112,897

Total liabilities	153,379	153,535	162,257

Equity attributable to Royal Dutch Shell plc shareholders	126,434	127,285	131,130

Minority interest	1,507	1,581	2,033
Total equity	127,941	128,866	133,163

Total liabilities and equity	281,320	282,401	295,420

Royal Dutch Shell plc     15

SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008
Cash flow from operating activities:
Income for the period	3,516	(2,959)	9,201
Adjustment for:
- Current taxation	1,844	2,411	6,405
- Interest (income)/expense	330	414	178
- Depreciation, depletion and amortisation	3,090	3,684	3,146
- (Gains)/losses on sale of assets	(147)	(1,234)	(281)
- Decrease/(increase) in net working capital	(365)	14,687	2,784
- Share of profit of equity-accounted investments	(928)	(350)	(2,425)
- Dividends received from equity-accounted investments	977	2,522	1,752
- Deferred taxation and other provisions	365	(1,105)	322
- Other	141	(35)	94
Cash flow from operating activities (pre-tax)	8,823	18,035	21,176
Taxation paid	(1,264)	(7,748)	(4,314)

Cash flow from operating activities	7,559	10,287	16,862

Cash flow from investing activities:
Capital expenditure	(5,985)	(7,892)	(7,429)
Investments in equity-accounted investments	(436)	(193)	(616)
Proceeds from sale of assets	204	1,179	445
Proceeds from sale of equity-accounted investments	17	569	61
Proceeds from sale of /(additions to) financial assets	6	(36)	10
Interest received	101	191	285
Cash flow from investing activities	(6,093)	(6,182)	(7,244)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(3,588)	3,970	(863)
Other debt: New borrowings	6,884	3,001	185
Repayments	(1,386)	(581)	(664)
Interest paid	(262)	(409)	(298)
Change in minority interest	12	31	(7)
Repurchase of shares	—	(302)	(1,073)
Dividends paid to:
- Royal Dutch Shell plc shareholders	(2,405)	(2,408)	(2,329)
- Minority interest	(30)	(54)	(51)
Treasury shares:
- Net sales/(purchases) and dividends received	136	47	200
Cash flow from financing activities	(639)	3,295	(4,900)

Currency translation differences relating to cash and cash equivalents	(54)	(33)	43
Increase/(decrease) in cash and cash equivalents	773	7,367	4,761

Cash and cash equivalents at beginning of period	15,188	7,821	9,656

Cash and cash equivalents at end of period	15,961	15,188	14,417

Royal Dutch Shell plc     16

CAPITAL INVESTMENT

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008
Capital expenditure:
Exploration & Production:
- World outside USA	2,835	3,510	2,202
- USA	801	965	2,530
	3,636	4,475	4,732

Gas & Power:
- World outside USA	877	1,033	823
- USA	3	2	1
	880	1,035	824

Oil Sands	749	817	711

Oil Products:
- World outside USA	454	1,252	456
- USA	188	158	61
	642	1,410	517

Chemicals:
- World outside USA	367	567	374
- USA	49	70	34
	416	637	408

Corporate	62	98	37

Total capital expenditure	6,385	8,472	7,229

Exploration expense
- World outside USA	176	336	135
- USA	79	153	80
	255	489	215

New equity in equity-accounted investments
- World outside USA	160	135	365
- USA	36	19	5
	196	154	370

New loans to equity-accounted investments	240	39	246

Total capital investment*	7,076	9,154	8,060

*Comprising:
- Exploration & Production	4,191	5,040	5,439
- Gas & Power	959	1,096	925
- Oil Sands	749	817	711
- Oil Products	699	1,464	536
- Chemicals	416	639	412
- Corporate	62	98	37
	7,076	9,154	8,060

Royal Dutch Shell plc     17

ADDITIONAL SEGMENTAL INFORMATION1

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008
Exploration & Production
Segment earnings	1,697	3,710	5,143
Including:
- Exploration	496	778	325
- Depreciation, depletion & amortisation	2,073	2,368	2,165
- Share of profit of equity-accounted investments	548	1,297	1,212

Cash flow from operations	4,043	3,105	10,329
Less: Net working capital movements[2]	(901)	397	923
Cash flow from operations excluding net working capital movements	4,944	2,708	9,406

Capital employed	55,882	55,274	47,927

Gas & Power
Segment earnings	514	981	948
Including:
- Depreciation, depletion & amortisation	88	80	81
- Share of profit of equity-accounted investments	319	550	584

Cash flow from operations	1,724	1,120	1,917
Less: Net working capital movements[2]	1,030	(1)	902
Cash flow from operations excluding net working capital movements	694	1,121	1,015

Capital employed	22,169	22,497	19,305

Oil Sands
Segment earnings	(42)	(30)	249
Including:
- Depreciation, depletion & amortisation	38	40	44

Cash flow from operations	5	(37)	298
Less: Net working capital movements[2]	(57)	(34)	(102)
Cash flow from operations excluding net working capital movements	62	(3)	400

Capital employed	6,763	6,200	5,292

[1]	Corporate segment information has not been included in the table above. Please refer to the “Earnings by business segment” section for additional information. The above data does not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

Royal Dutch Shell plc     18

ADDITIONAL SEGMENTAL INFORMATION1 (continued)

$ million	Quarters
	Q1 2009	Q4 2008	Q1 2008
Oil Products
Segment CCS earnings	1,092	582	1,194
Including:
- Depreciation, depletion & amortisation	549	855	608
- Share of profit of equity-accounted investments	89	(239)	267

Cash flow from operations	526	6,521	2,362
Less: Net working capital movements[2]	(2,113)	13,783	(435)
Cash flow from operations excluding net working capital movements	2,639	(7,262)	2,797

Capital employed	44,690	44,171	55,768

Chemicals
Segment CCS earnings	(74)	(19)	201
Including:
- Depreciation, depletion & amortisation	159	155	162
- Share of profit of equity-accounted investments	68	(99)	158

Cash flow from operations	(110)	890	386
Less: Net working capital movements[2]	109	1,439	(9)
Cash flow from operations excluding net working capital movements	(219)	(549)	395

Capital employed	10,096	9,904	11,233

[1]	Corporate segment information has not been included in the above table. Please refer to the ‘Earnings by business segment’ section for additional information. The above data does not consider minority interest impacts on the segments.

[2]	Excluding working capital movements related to taxation.

Royal Dutch Shell plc     19

NOTES
1. Accounting policies and basis of presentation
The quarterly financial report and tables are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.
The accounting policies are unchanged from those set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2008 on pages 118 to 122.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
Components of the calculation are:

$ million	Q1 2009	Q1 2008
Income (four quarters)	20,791	33,686
Interest expense after tax	543	726
ROACE numerator	21,334	34,412

Capital employed — opening	150,225	130,881
Capital employed — closing	152,975	150,225
Capital employed — average	151,600	140,553

ROACE	14.1%	24.5%
4. Earnings by business segment
Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results. Operating segment results are after tax and include equity-accounted investments.

Royal Dutch Shell plc     20

5. Equity
Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share plan reserve, currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Income for the period	—	—	—	3,488	3,488	28	3,516
Other comprehensive income	—	—	(2,072)	—	(2,072)	(84)	(2,156)
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—		—	12	12
Dividends paid	—	—	—	(2,405)	(2,405)	(30)	(2,435)
Treasury shares: net sales/(purchases) and dividends received	—	136	—	—	136	—	136
Repurchases of shares	—	—	—		—	—	—
Share-based compensation	—	—	(57)	59	2	—	2
At March 31, 2009	527	(1,731)	1,049	126,589	126,434	1,507	127,941

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Income for the period	—	—	—	9,083	9,083	118	9,201
Other comprehensive income	—	—	1,656	—	1,656	(35)	1,621
Capital contributions/ (repayments) from/to minority shareholders	—	—	—	—	—	(7)	(7)
Dividends paid	—	—	—	(2,329)	(2,329)	(51)	(2,380)
Treasury shares: net sales/(purchases) and dividends received	—	200	—	—	200	—	200
Repurchases of shares	(2)	—	2	(1,327)	(1,327)	—	(1,327)
Share-based compensation	—	—	(113)	—	(113)	—	(113)
At March 31, 2008	534	(2,192)	15,693	117,095	131,130	2,033	133,163
6. Basis for Royal Dutch Shell earnings per ordinary share
The total number of Royal Dutch Shell ordinary shares in issue at the end of the period was 6,241.5 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) ordinary shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.
Basic earnings per share calculations are based on the following weighted average number of shares:

Millions	Q1 2009	Q4 2008	Q1 2008
Royal Dutch Shell ordinary shares of €0.07 each	6,121.6	6,123.8	6,195.5

Royal Dutch Shell plc     21

Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently “in-the-money”.

Millions	Q1 2009	Q4 2008	Q1 2008
Royal Dutch Shell ordinary shares of €0.07 each	6,124.5	6,127.5	6,211.4
Basic shares outstanding at the end of the following periods are:

Millions	Q1 2009	Q4 2008	Q1 2008
Royal Dutch Shell ordinary shares of €0.07 each	6,124.9	6,121.7	6,187.0
One American Depository Receipt (ADR) is equal to two Royal Dutch Shell ordinary shares.

Contacts:
•	Investor Relations: + 31 (0)70 377 4540; USA: +1 212 218 3113 (US investors)

•	Media: +31 (0)70 377 3600

Royal Dutch Shell plc
First Quarter 2009 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million			£ million
2009	2008	%		2009	2008	%	2009	2008	%
			Revenue
58,222	114,302	-49	First quarter	44,680	76,422	-42	40,621	57,803	-30

			Income attributable to shareholders
3,488	9,083	-62	First quarter	2,677	6,073	-56	2,434	4,593	-47

			CCS Earnings
3,297	7,776	-58	First quarter	2,530	5,199	-51	2,300	3,932	-42

			Total Equity
127,941	133,163	-4	First quarter	96,365	84,305	+14	89,610	67,034	+34

			Capital Investment
7,076	8,060	-12	First quarter	5,430	5,389	+1	4,937	4,076	+21
Income attributable to Shareholders

	Q1	Q4	Q1
Per Ordinary Share	2009	2008	2008

ROYAL DUTCH SHELL PLC	$ 0.57	(0.44)	1.47
	euro 0.44	(0.35)	0.98
	pence39.76	(29.23)	74.14
Notes:
1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2009	2008	2009	2008
First quarter average rate	0.7674	0.6686	0.6977	0.5057
First quarter end rate	0.7532	0.6331	0.7004	0.5034
2.	CCS earnings is earnings on an estimated current cost of supplies basis.

3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.

5.	Previous periods are adjusted for discontinued operations.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	Michiel Brandjes /s/

Name: Michiel Brandjes
Title: Company Secretary
Date: April 29, 2009